Third Quarter 2002 Earnings July 23, 2002 Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File No. 333-88632 [This information was placed on the Ameritrade Holding Corporation web site after the earnings announcement for the fiscal quarter ended June 28, 2002]

Safe Harbor Statement This presentation contains forward-looking statements regarding future events and the future performance of the Company. In particular, any information concerning our future operations and earnings or concerning potential synergies and returns on investment in connection with our merger with Datek Online Holdings Corp. are forward-looking statements. Actual results could differ materially from those described in these forward- looking statements as a result of changes in the economy in general or in the securities industry, our failure to successfully integrate Datek's operations into Ameritrade or to realize expected cost savings from the merger or the incurrence of unanticipated costs and liabilities in connection with the merger. Viewers of this presentation are advised to review our most recent Form 10-K and Form S-4 (refer below) filed with the Securities and Exchange Commission for descriptions of other risks and uncertainties that could cause actual results to differ materially form those described in the forward-looking statements. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

Fiscal YTD Financial Highlights vs. 2001 Fiscal YTD EPS $0.08 vs. ($0.22) from ongoing ops Net Income $17M vs. ($40M) from ongoing ops Op. margin 25% vs. 17%, Op. inc. $80M vs. $63M 1.9 million accounts, ?24% Cash from operations: $100M - No bank debt Despite ?44% Activity, ?25% TPD & ?13% Revenues

Q302 Financial Highlights EPS $0.03 Operating income $24M vs. $21M Q301 Operating margin 24% vs. 19% Q301 Operating exp. ? $15M or 17% Cash from ops. $31M Cash from ops. $121M over last four quarters Tangible book value $150M

Strategic Position: Fastest Account Growth Growth in Online Accounts over last 12 months Source: Company Reports 254,428 / 7% Ameritrade + Datek Datek E*Trade 43,325 / 5% 415,534 / 18% Waterhouse Schwab 0% 63,000 / 2% Ameritrade 372,209 / 24%

Strategic Position: Largest Daily Online Equity Broker 2Q CY2002 Daily Equity Trades Source: Company Reports - Quarter ending June 30, 2002 129,100 Ameritrade + Datek E*Trade Schwab 108,664 142,359 Ameritrade Datek 68,853 73,506 Waterhouse 94,238

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